Exhibit 99.139

WonderFi Technologies Inc. (formerly Austpro Energy Corporation) Interim Condensed Consolidated Financial Statements (Unaudited) For the Three and Nine Months Ended June 30, 2022 and 2021

1

NOTICE OF NO AUDITOR REVIEW OF

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim condensed consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the interim condensed consolidated financial statements have not been reviewed by an auditor.

The accompanying interim condensed consolidated financial statements of WonderiFi Technologies Inc. (the "Company" or “WonderFi”) have been prepared by management and approved by the Audit Committee and Board of Directors of WonderFi.

The Company’s independent auditors have not performed a review of these interim condensed consolidated financial statements in accordance with the standards established by the Charted Professional Accountants of Canada for a review of interim condensed consolidated financial statements by an entity’s auditor.

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Interim Condensed Consolidated Financial Statements of Financial Position (Expressed in Canadian dollars) (Unaudited)

	Note(s)	June 30, 2022	September 30, 2021
Assets
Current assets
Cash and cash equivalents	5	15,026,177	20,346,956
Trade and other receivables	6	4,118,146	94,759
Prepaid expenses		1,240,678	811,246
Digital Asset inventory	7	1,584,867	-
Digital Assets	8	3,984,147	4,110,325
Client assets	9	186,778,790	-
Loan receivable	13	606,411	-
Income tax receivable		423,191	-
Total current assets		213,762,407	25,363,286

Property and equipment	10	381,874	8,934
Right-of-use assets	11	345,796	-
Intangible assets	4, 12	78,180,210	-
Goodwill	4	59,375,611	-
Deferred tax assets		37,080	-
Investments	14	3,528,364	-

Total assets		355,611,342	25,372,220

Liabilities
Current liabilities
Trade and other payables	16	8,922,120	470,010
Current portion of lease liabilities	11	119,722	-
Due to related parties	15	1,610	65,370
Client liabilities	9	186,778,790	-
Total current liabilities		195,822,242	535,380

Warrant liabilities		2,508,133	-
Long term lease liabilities	11	228,694	-

Total liabilities		198,559,069	535,380

Shareholder's equity
Share capital	17	178,606,525	28,619,942
Contributed surplus		9,618,851	1,292,008
Subscriptions receivable		(12,500)	(12,500)
Deficit		(31,160,603)	(5,062,610)

Total shareholder's equity		157,052,273	24,836,840

Total shareholder's equity and liabilities		355,611,342	25,372,220

The accompanying notes are an integral part of the interim condensed consolidated financial statements

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Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars) (Unaudited)

		Three months ended June 30,		Nine months ended June 30,
	Note(s)	2022	2021	2022	2021
Revenues		2,896,275	-	3,150,254	-
Expenses
Salaries and wages		2,835,896	95,267	4,637,807	95,267
Bank and transaction fees		637,362	-	781,376	-
Marketing		1,535,029	607	4,447,193	2,460
Professional fees and consulting		1,521,464	420,205	13,481,319	445,701
IT expenses		551,185	-	649,376	-
Depreciation and amortization	10, 11, 12	2,362,689	291	2,557,227	291
Share-based payments	15, 17	2,259,805	103,235	4,752,639	498,763
General and administrative expenses		1,597,144	85,686	2,477,072	102,055
Operating loss		(10,404,299)	(705,291)	(30,633,755)	(1,144,537)

Other (gain) loss
Revaluation of inventory	7	2,049,825	-	1,921,913	-
Finance income		(15,264)	(1,823)	(52,100)	(1,825)
Finance expense		5,957	-	5,957	-
Changes in fair value of warrant liabilities		(7,628,835)	-	(15,626,435)	-
Share issuance cost		-	-	2,305,885	-
Loss on revaluation of Digital Assets	8	5,485,650	298,115	5,700,611	298,115
Foreign exchange (gain) loss		(76,059)	(9,148)	99,334	(4,288)
Realized loss on revaluation of Digital Assets	8	992,825	-	994,613	-

Net loss before income taxes		(11,218,398)	(992,435)	(25,983,533)	(1,436,539)

Income tax expense		114,460	28,640	114,460	-

Net loss for the period		(11,332,858)	(1,021,075)	(26,097,993)	(1,436,539)

Other comprehensive income
Loss on revaluation of Digital Assets, net of tax		-	183,506	-	-

Total comprehensive loss for the period		(11,332,858)	(1,204,581)	(26,097,993)	(1,436,539)

Basic and fully diluted per share		(0.07)	(0.03)	(0.24)	(0.05)

Weighted average number of common shares		163,333,067	30,616,774	106,747,873	26,213,512

The accompanying notes are an integral part of the interim condensed consolidated financial statements

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Interim Condensed Consolidated Statements of Changes in Equity (Expressed in Canadian dollars, except quantity of shares) (Unaudited)

		Number of common	Share capital	Subscriptions received in advance	Contributed surplus	Deficit	Revaluation reserve	Total equity
	Note	shares	$	$	$	$	$	$
Balance as of September 30, 2021		60,910,825	28,619,942	(12,500)	1,292,008	(5,062,610)	-	24,836,840
Private placements	17	32,308,463	53,391,101	-	(10,509)	-	-	53,380,592
Shares issued for services	17	4,757,321	7,333,337	-	-	-	-	7,333,337
Share issuance cost - cash		-	(4,352,539)	-	-	-	-	(4,352,539)
Share issuance cost - non-cash		-	(3,600,882)	-	4,674,431	-	-	1,073,549
Shares issued for options exercised		596,375	720,216	-	(424,542)	-	-	295,674
Shares issued for warrants exercised		541,677	957,738	-	(416,061)	-	-	541,677
Restricted shares issued		219,166	211,757	-	(211,757)	-	-	-
Shares repurchased	17	(4,008,300)	(5,147,641)	-	-	-	-	(5,147,641)
Shares issued for Business Combination	17	68,349,317	100,473,496	-	(37,358)	-	-	100,436,138
Share-based payments		-	-	-	4,752,639	-	-	4,752,639
Net loss for the period		-	-	-	-	(26,097,993)	-	(26,097,993)
Balance as of June 30, 2022		163,674,844	178,606,525	(12,500)	9,618,851	(31,160,603)	-	157,052,273

Balance as of January 30, 2021		-	-	-	-	-	-	-
Private placements	17	40,916,704	10,849,155	(1,082,500)	-	-	-	9,766,655
Share issuance cost - cash		-	(77,917)	-	-	-	-	(77,917)
Share issuance cost - non-cash		-	(129,481)	-	-	-	-	(129,481)
Shares issued for services		461,537	115,384	-	-	-	-	115,384
Subscription received in advance		-	-	17,715,000	-	-	-	17,715,000
Shares issued for options exercised		5,554	2,751	-	(1,363)	-	-	1,388
Share-based payments		-	-	-	113,379	-	-	113,379
Net loss for the period		-	-	-	-	(1,436,539)	-	(1,436,539)
Other comprehensive income		-	-	-	-	-	-	-
Balance as of June 30, 2021		41,383,795	10,759,892	16,632,500	112,016	(1,436,539)	-	26,067,869

The accompanying notes are an integral part of the interim condensed consolidated financial statements

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Interim Condensed Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (Unaudited)

		Three months ended June 30,		Nine months ended June 30,
	Note(s)	2022	2021	2022	2021
Operating activities
Net loss for the period		(11,332,858)	(1,021,075)	(26,097,993)	(1,436,539)
Changes in non-cash operating items
Depreciation and amortization	10, 11, 12	2,362,689	291	2,557,227	291
Share-based payments	17	2,259,805	103,235	4,752,639	498,763
Shares issued for services	17	24,999	-	7,333,337	-
Changes in fair value of warrant liabilities		(7,628,835)	-	(15,626,435)	-
Share issuance cost		-	-	2,305,885	-
Unrealized loss on revaluation of Digital Assets		5,491,923	298,115	5,706,884	298,115
Digital Assets proof of staking income		(3,897)	-	(36,779)	-
Digital Assets development expense		-	-	60,293	-
Foreign exchange loss (gain)		(76,059)	(9,148)	99,334	(4,288)
Deferred tax recovery		-	28,640	-	-
Revaluation of inventory		2,049,825	-	1,921,913	-
Interest income		(11,367)	-	(15,321)	-
Loss on disposal of Digital Assets		992,825	-	994,613	-
		5,461,908	421,133	10,053,590	792,881

Changes in working capital items	18	(3,146,899)	388,849	(3,150,084)	422,661
Cash used in operating activities		(9,017,849)	(211,093)	(19,194,487)	(220,997)

Investing activities
Purchase of property and equipment	10	(24,277)	(7,695)	(62,551)	(7,695)
Investments	14	(1,496,263)	-	(3,471,390)	-
Interest earned in investments		(2,518)	-	1,436	-
Loan receivable	13	(600,000)	-	(600,000)	-
Cash consideration for acquisition of Bitbuy	4	-	-	(38,248,176)	-
Right-of-use assets		(403,429)	-	(403,429)	-
Lease liabilities		348,415	-	348,416	-
Purchase of Digital Assets	8	(920,553)	-	(4,791,921)	-
Disposal of Digital Assets	8	8,301,426	-	8,394,423	-
Cash provided by (used in) investing activities		5,202,801	(7,695)	(38,833,192)	(7,695)

Financing activities
Proceeds from private placements	17	-	7,397,402	62,765,159	8,472,402
Promissory note received		-	-	-	-
Subscriptions received in advance		-	17,093,781	-	17,093,781
Share issuance costs	17	71,910	(77,917)	(5,584,875)	(77,917)
Proceeds from options/warrants exercised		20,000	1,388	837,351	1,388
Shares repurchased	17	-	-	(5,147,641)	-
Repayment of related party balance		-	(7,429)	(63,760)	(7,429)
Advance from related parties		-	301	-	8,929
Cash provided by (used in) financing activities		91,910	24,407,526	52,806,234	25,491,154

Foreign exchange effect on cash		(29,979)	13,427	(99,334)	8,567
Net change in cash		(3,753,117)	24,202,165	(5,320,779)	25,271,029
Cash and cash equivalents, beginning of period		18,779,294	1,068,864	20,346,956	-
Cash and cash equivalents, end of period		15,026,177	25,271,029	15,026,177	25,271,029

The accompanying notes are an integral part of the interim condensed consolidated financial statements

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

On August 30, 2021, Austpro Energy Corporation (“Austpro”) and Defi Ventures Inc. (“Defi”) completed a plan of arrangement which resulted in a reverse takeover (“Transaction”) of Austpro by the shareholders of Defi. In the closing of this Transaction, Austpro also completed an 8.727:1 consolidation of its common shares and changed its name to WonderFi Technologies Inc. The Company’s wholly owned subsidiary Defi also changed its name to WonderFi Digital Inc. (“WonderFi Digital”) as part of this Transaction.

WonderFi commenced operations on January 30, 2021, and is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance. The Company's common shares trade on the Toronto Stock Exchange ("TSX") under the symbol "WNDR" effective June 22, 2022. The Company was listed on the NEO Exchange prior to the TSX listing. The Company’s registered office is located at Suite 250, 780 Beatty Street, Vancouver, British Columbia V6B 2M1.

On March 25th, 2022, the Company incorporated a new subsidiary entity Bitbuy Holdings Inc. (“Bitbuy”). Through Bitbuy, the Company completed the acquisition (“Business Combination”) of First Ledger Corp., (“FLC”), the parent company of Bitbuy Technologies Inc. FLC was then immediately amalgamated into Bitbuy. Bitbuy is a leading cryptocurrency platform and the first approved crypto marketplace in Canada. The acquisition of FLC provides the Company with Canada's largest approved crypto marketplace, and one of the fastest growing crypto platforms in Canada.

The Company now operates through two reportable segments: Bitbuy with Centralized Finance and WonderFi with Decentralized Finance.

These interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company has incurred losses and has had negative cash flows from operations since inception that have primarily been funded through financing activities. The interim condensed consolidated financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Novel Coronavirus

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the novel coronavirus (“COVID-19”). The impact of COVID-19 is undeterminable given the current dynamic circumstances.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of compliance

These interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, being International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The disclosures contained in these interim financial statements do not contain all requirements for annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2021. Significant accounting policies have been described in Note 3 of the interim financial statements.

These interim financial statements were authorized for issue by the Board of Directors on August 12, 2022.

Basis of presentation and measurement

These interim financial statements have been prepared on a historical cost basis except for the cryptographic assets (“Digital Assets”) and liabilities, which are measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These interim financial statements are presented in Canadian Dollars, which is also the Company’s functional currency.

Basis of consolidation

These interim financial statements include accounts of the Company and its wholly-owned subsidiaries, from the date of control, as at June 30, 2022. All intercompany balances and transactions have been eliminated upon consolidation.

Subsidiaries	Ownership
Bitbuy Holdings Inc.	100%
Twenty One Digital Inc.	100%
Bitbuy Technologies Inc.	100%
Blockchain Markets Inc.	100%
WonderFi Digital Inc.	100%
WonderFi Interactive Ltd.	100%
Bitbuy Gaming Inc.	100%

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Critical accounting judgements, estimates and assumption

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Valuation of business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also made on identifying assets acquired. For a business combination, significant estimates and assumptions are required to determine the purchase price allocation, including the valuation of intangible assets acquired.

Derivative Liabilities

The Company values derivative liabilities associated with certain of its warrants from certain financing arrangements by reference to their fair value at the date at which the instrument is granted and each reporting period. Estimating fair value requires judgment in determining the most appropriate valuation model, which is determined based on the characteristics of the related instrument being issued. Further, this estimate also requires determining the most appropriate inputs to include in the valuation model, including the expected life and volatility as well as other subjective variables, and making assumptions about them. The Company values its derivative liabilities using a lattice-binomial option-pricing model ("Binomial Model”), which in management’s opinion, best provides a fair measure of the fair value of these warrants. Changes in the input assumptions can materially affect the fair value estimate.

Other significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the annual audited consolidated financial statements for the year ended September 30, 2021.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The consideration for the acquisition of a business is measured as the fair value of assets transferred, equity instruments issued and liabilities incurred as at the date of acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured at their estimated fair values on the date of a business acquisition.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The excess of the consideration transferred over the estimated fair value of the net assets acquired is recorded as goodwill. If the consideration transferred is less than the net assets acquired, the difference is recognized directly in the consolidated statement of loss and comprehensive loss as a gain on acquisition.

Results of operations of a business acquired are included in the Company’s consolidated financial statements from the date of the business acquisition. Acquisition costs including those tied to continuing employment of pre-existing shareholders for future services are recognized in the consolidated statement of loss and comprehensive loss.

New information obtained during the measurement period, which is up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date may affect the purchase price allocation.

Revenue recognition

Revenue arises mainly from the fees taken on cash deposits, transactions and withdrawals. The Company also realizes a profit on over-the-counter transactions (OTC) based on the net amount between the purchase price and selling price. The Company acts as an agent on behalf of over-the-counter customers for cryptocurrency trading as the company does not control the cryptocurrencies before they are transferred to over-the-counter customers.

To determine whether to recognize revenue, the Company follows a five-step approach:

●	Identifying the contract with a customer;

●	Identifying the performance obligations;

●	Determining the transaction price;

●	Allocating the transaction price to the performance obligations;

●	Recognizing revenue when/as performance obligations are satisfied.

Revenue is recognized at the point in time when the Company satisfies performance obligations by performing the services to its customers.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably. The Company recognized revenue from the following major sources:

●	Transaction revenue

The Company operates fiat and cryptocurrency exchanges through Bitbuy's website. The Company earns revenue by charging a fee to execute such trades and recognizes revenue at a point in time when the trade is complete;

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

●	Market making revenue

The Company acts as a liquidity provider to fulfill some of its trades by quoting both counterparties looking the buy or sell cryptocurrencies. The Company uses its Digital Assets held as inventory to fulfill the trade. The Company earn revenue on the bid–ask spread at a point in time when the trade is complete.

Digital Asset inventory

In accordance with IAS 2, Inventories, the Company notes that one of its subsidiaries, Twenty-one Digital (“21 Digital”), acts as a commodity broker-trader for its cryptocurrencies holdings. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory. Therefore, the cryptocurrency assets held by 21 Digital are accounted for as inventory and changes in fair value less costs to sell are recognized in profit or loss. Fair value is determined by reference to quoted prices published by Cryptocompare, a pricing aggregator.

Digital Assets

Digital Assets consist of cryptocurrencies and are classified as current assets. In accordance with IAS 38, Intangible Assets, Digital Assets are initially recognized at cost and the revaluation method is used to measure the Digital Assets subsequently.

Digital Assets are measured at fair value using the quoted price on Cryptocompare, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13, Fair Value Measurement, fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Digital Assets are classified as current assets as they are regularly traded on exchange platforms globally between willing buyers and sellers which provide a high degree of liquidity. Digital Assets are considered to have indefinite lives and, therefore, are not amortized but subject to review for impairment. The increase in carrying value at the end of the measurement period is recognized in equity through other comprehensive income and presented as revaluation surplus in equity, unless and to the extent it reverses a revaluation decrease previously recognized in the profit or loss, a decrease in carrying value at the end of the measurement period is recognized in the profit and loss, unless and to the extent of any credit balance existing in the revaluation surplus associated with the underlying asset, in which case the decreases will be recognized through other comprehensive income to reduce the revaluation surplus.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

When Digital Assets are exchanged or sold for traditional fiat currencies, such as the Canadian dollar, the Digital Assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership. Gains and losses in such exchange are included in profit or loss.

Client assets and liabilities

Client cash and Digital Assets are represented as both an asset and liability on the consolidated statements of financial position. The client assets relate to funds deposited with the Company in either fiat or Digital Assets format for the purpose of executing trades. The client assets are either held with a financial institution or a Digital Assets custodian to which the Company has control over and bears any associated risk.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Property and equipment are depreciated on a straight-line basis based on the useful life of each component as follows:

-	Computer equipment	36 months
-	Furniture and fixtures	36 months

The carrying amount of a replaced asset is derecognized.

Intangible assets

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in the Business Combinations are measured at their fair value as at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful lives and the amortization period and method are reviewed at least annually at the year end.

The Company’s intangible assets consist of technology, customer relationships and the brand acquired in the Business Combination and are amortized on a straight-line basis over their useful lives as follows:

-	Customer relationships	7 years
-	Technology	10 years
-	Brand	10 years

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Goodwill

Goodwill represents the excess of the cost of a business combination over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Cost comprises the fair value of assets given, liabilities assumed, and equity instruments issued, plus the amount of any non-controlling interests in the acquiree plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, remeasured subsequently through profit or loss. Direct costs of acquisitions are recognized immediately as an expense. Goodwill is carried at cost less any accumulated impairment losses. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs. A CGU represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized, but rather reviewed for impairment annually or more frequently if events or circumstances indicates that the asset might be impaired.

Impairment of non-financial assets

The carrying amount of the Company’s property and equipment and intangible assets with definite lives, which includes technology, customers lists and the brand acquired in the Business Combination, are reviewed whenever an indicator of impairment exists. If such indication exists, the asset’s recoverable amount is estimated.

For the purpose of assessing an asset’s recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. Assets that cannot be tested individually are grouped at the lowest levels for which there are separately identifiable cash inflows, typically at the CGU level. An impairment loss is recognized whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of loss and compressive loss.

Goodwill and indefinite life intangible assets are reviewed based on its group of CGUs for impairment annually or at any time if an indicator of impairment exists.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses are assessed at each reporting date for an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment losses cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Leases

Leases are recognized as a right-of-use asset with a corresponding liability at the date at which the leased asset is available for use in accordance with IFRS 16, Leases. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	Fixed payments, less any lease incentives receivable.

●	Variable lease payments that are based on an index or rate.

●	Amounts expected to be payable by the lessee under residual value guarantees.

●	The exercise price of a purchase option if the Company is reasonably certain to exercise that option.

●	Payments for penalties for terminating the lease.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

●	The amount of the initial measurement of lease liability.

●	Any lease payments made at or before the commencement date less any lease incentives received.

●	Any initial direct costs.

●	Restoration costs.

Payments associated with short-term leases and leases of low-value assets less than $5,000 are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a term of 12 months or less. Low value assets comprise office equipment.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

Provisions

Under IAS 37, Provisions, Contingent Liabilities and Contingent assets, provisions represent liabilities to the Company for which the amount or timing is uncertain. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When the Company expects that part or all of the expense will be refunded, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Share-based payments

Share-based payments are recorded in accordance with IFRS 2, Share-based Payment.

Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSUs”), the fair value at the grant date is determined by multiplying the Company’s share price at the grant date by the number of RSUs granted. The resulting fair value of the RSUs is then adjusted for an estimated forfeiture rate which is determined based on historical data and is recognized over the vesting period. Actual number of RSUs that will eventually vest is likely to be different from estimation.

Shares

The Company grants shares vesting immediately in exchange of certain services. In the absence of evidence to the contrary, the Company presumes the services have been received at the grant date and recognizes the services expense in full with a corresponding increase to share capital.

The fair value of shares vesting immediately is based on the closing stock price at the grant date.

Options and Warrants

The Company operates a stock option plan to certain employees. Employee options are measured at the fair value of the options granted and recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant party becomes fully entitled to the award (“Vesting Date”).

The Company also grants options and warrants in exchange of certain services from non-employees. Options and warrants to non-employees are measured at the fair value of services received or the fair value of the equity instruments issued if it is determined the fair value of the services cannot be reliably measured. The service expenses are recorded at the date the services are received.

The fair value of options and warrants is measured at the grant date and each tranche is recognized on a graded-vesting basis over the vesting period based on the number of options and warrants expected to ultimately vest. The number of options and warrants expected to vest is reviewed for adjustment at least annually. The terms and conditions of the options and warrants granted are accounted for in measuring the fair value using the Black-Scholes option pricing model.

Where options and warrants are exercised, the cash proceeds along with the amount previously recorded as share-based payment reserves under contributed surplus is reclassified to share capital. Where options and warrants expire unexercised, amounts previously recorded as contributed surplus remain as such.

15

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Derivative Liabilities

Units issued as part of private placements consisting of one common share of the Company and one-half of one common share purchase warrants are compound financial instruments which are accounted for based on the nature of the individual components. As the conversion option for the warrants has a variable conversion rate which is subject to future events that may take place, the conversion option is noted to violate the fixed-for-fixed criteria within IAS 39, Financial instruments: recognition and measurement (“IAS 39”), and is classified as a derivative liability, due to the value of the instrument changing based on the underlying change in the fair value of shares, measured at fair value through profit and loss (“FVTPL”). The residual value between the cash proceeds received from such private placements, and the fair value assigned to the warrants is recognized as equity and measured at amortized cost. The fair value of warrants is updated at each reporting period, with the change in fair value being recognized in the current period statement of loss and comprehensive loss.

Financial Instruments

Financial assets are classified and measured based on the business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 contains three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVTOCI”) and FVTPL. Financial assets are recognized in the statements of financial position if the Company has a contractual right to receive cash or other financial assets from another entity. Financial assets are derecognized when the rights to receive cash flows from the asset have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial liabilities are recognized initially on the transaction date at which the Company becomes a party to the contractual provisions of the instruments. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. Financial instruments are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. The Company has classified its cash and cash equivalents, trade and other receivables, income tax receivable, trade and other payables, lease liability, and due to related parties as financial assets and financial liabilities measured at amortized cost. Such assets and liabilities are recognized initially at fair value inclusive of any directly attributable transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment losses. Derivative financial instruments entered into by the Company are classified as FVTPL.

4.	BUSINESS COMBINATION

On March 25, 2022, the Company completed the acquisition of FLC by purchasing all of the issued and outstanding shares of the entity. FLC is the parent company of Bitbuy Technologies Inc., Canada’s first approved crypto marketplace. Pursuant to the purchase agreement, the Company issued 70,000,000 shares on March 25, 2022. Additionally, the company paid $38,624,575 of cash and owed $8,875,425 debt with 4% interest due in one year from the acquisition which is offset by a working capital adjustment.

16

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The acquisition of FLC by the Company is considered to be a business combination. The assets acquired from the acquisition are to be recorded at their estimated fair values in accordance with IFRS 3, Business Combination. IFRS 3 allows for a measurement period, which shall not exceed one year from the acquisition date, in which the Company may gather the information necessary to record the acquisition in accordance with IFRS 3. As at June 30, 2022, the Company is still in measurement phase. The preliminary allocation of purchase consideration is as follows:

March 24, 2022
Assets acquired:
Prepaid expenses	667,870
Taxes receivable	3,090,422
Digital Asset inventory	2,771,480
Digital Assets	1,451,330
Client assets	395,781,890
Property and equipment	360,190
Customer relationships	40,226,000
Brand	9,226,000
Technology	31,168,000
484,743,182

Liabilities assumed:
Trade and other payables	6,245,420
Client liabilities	395,781,890
Short-term debt	3,030,770
405,058,080

Net assets acquired	79,685,102

Consideration	139,060,713

Goodwill	59,375,611

The consideration consists of the following components:
Cash	38,624,575
Share consideration, net of stock option exchange	100,436,138
139,060,713

As part of the transaction, the Company replaced the existing stock options and warrants of Bitbuy with those of the Company. The fair value of Bitbuy options already vested as of the date of the acquisition has been incorporated in the purchase price consideration.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as assembled workforce, which do not qualify for separate recognition, and the fact that additional value is generated through the collective use of the acquired assets rather than individually.

17

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

During three and nine months ended June 30, 2022, FLC contributed $2,896,275 and $3,150,254 to the company’s revenue and incurred loss of 5,593,118 and $5,766,957 to total comprehensive loss respectively.

During the three and nine months ended June 30, 2022, the Company paid $2,500,000 in cash and 1,650,683 common shares for a total broker fee of $4,926,504.

5.	CASH AND CASH EQUIVALENTS

The Company holds cash and cash equivalent as follows:

	June 30, 2022	September 30, 2021
Cash	14,824,587	20,346,956
Guaranteed Investment Certificate (“GIC”) investments	201,590	-
	15,026,177	20,346,956

GIC investments ordered on December 24, 2021 and April 8, 2022 with prime less 2.4% and 2.65% interest rate respectively were requested by the Company's bank as security for the Company's corporate credit cards. As at June 30, 2022, the interest rate of the December 24, 2021 and April 8, 2022 GIC investments were 1.3% and 1.05% respectively.

6.	TRADE AND OTHER RECEIVABLES

The Company holds trade and other receivables as follows:

	June 30, 2022	September 30, 2021
Trade and other receivables	9,565	-
Sales tax receivable	4,108,581	94,759
	4,118,146	94,759

7.	DIGITAL ASSET INVENTORY

The Company holds Digital Assets as inventory as follows:

Digital Asset inventory	Units	Amount ($)
Bitcoin (BTC)	17.66	452,899
Ethereum (ETH)	156.40	215,758
USD Coin (USDC)	216,367.46	278,898
Basic Attention Token (BAT)	144,570.89	72,560
Litecoin (LTC)	904.96	62,406
Others	-	502,346
Balance as of June 30, 2022		1,584,867

18

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

8.	DIGITAL ASSETS

The Digital Assets owned by the Company are intangible assets under IAS 38, Intangible Assets.

Digital Assets	Units	Amount ($)
Bitcoin (BTC)	122.52	3,141,616
Ethereum (ETH)	386.55	533,273
USD Coin (USDC)	115,493.30	148,871
Uniswap (UNI)	7,065.33	45,246
Chainlink (Link)	4,395.35	35,308
Others		79,833
Balance as of June 30, 2022		3,984,147

Digital Assets	Units	Amount ($)
Bitcoin (BTC)	42.95	2,400,162
Ethereum (ETH)	388.25	1,484,209
Uniswap (UNI)	3307.38	99,204
Compound (COMP)	136.65	55,362
Yearn Finance (YFI)	0.67	24,808
Others		46,580
Balance as of September 31, 2021		4,110,325

Digital Assets activities during the nine months ended June 30, 2022, and year end September 30, 2021, are as follows:

	June 30, 2022	September 30, 2021
Balance, beginning of year	4,110,325	-
Digital Assets received in exchange for share capital	8,750,001	1,020,000
Digital Assets acquired in Business Combination	1,451,334	-
Digital Assets purchased	4,791,921	3,045,039
Digital Assets earned as part of proof of stake	36,779	174
Digital Assets development expense	(60,293)	-
Digital Assets sold	(8,394,423)	-
Loss on disposal of Digital Assets	(994,613)	-
Unrealized gain (loss) on revaluation of Digital Assets	(5,706,884)	45,112
Balance, end of period	3,984,147	4,110,325

19

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

9.	CLIENT ASSETS AND LIABILITIES

Client Assets and liabilities	Units	Amount ($)
Cash – $CA		43,728,104
Cash – $US		400,108
Bitcoin (BTC)	3,102.52	79,556,031
Ethereum (ETH)	31,394.41	43,310,472
Stellar Lumens (XLM)	24,834,351.93	3,558,763
Cardano (ADA)	4,792,590.58	2,821,398
Solana (SOL)	48,018.31	2,077,272
Others		11,326,641
Balance as of June 30, 2022		186,778,790

As at June 30, 2022, the Company held cash and Digital Assets on behalf of clients. The cash was held to enable clients to execute trades involving Digital Assets. Cash balances were held in bank accounts and Digital Assets were held with third-party custodians. The Company has control over these assets and bears the associated risks.

10.	PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and fixtures	Total
Balance as of September 30, 2021	8,934	-	8,934
Acquired from the Business Combination (Note 4)	198,548	161,645	360,193
Additions during the period	62,551	-	62,551
Depreciation during the period	(31,810)	(17,994)	(49,804)
Balance as of June 30, 2022	238,223	143,651	381,874
			-
As of June 30, 2022			-
Cost	271,811	161,645	433,456
Accumulated depreciation	(33,588)	(17,994)	(51,582)
Net book value	238,223	143,651	381,874
			-
			-
Balance as of January 30, 2021 (Incorporation date)	-	-	-
Additions during the period	10,712	-	10,712
Depreciation during the period	(1,778)	-	(1,778)
Balance as of September 30, 2021	8,934	-	8,934
			-
As of September 30, 2021			-
Cost	10,712	-	10,712
Accumulated depreciation	(1,778)	-	(1,778)
Net book value	8,934	-	8,934

20

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

11.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases its office in Toronto, Ontario. The following table presents the right-of-use assets and lease liabilities for the nine months ended June 30, 2022:

Right-of-use assets
Balance as of September 30, 2021	-
Additions during the period (Note 4)	403,429
Depreciation during the period	(57,633)
Balance as of June 30, 2022	345,796

As of June 30, 2022	-
Cost	403,429
Accumulated depreciation	(57,633)
Net book value	345,796

Lease liabilities
Balance as of September 30, 2021	-
Additions during the period (Note 4)	403,429
Interest expense during the period	5,927
Payment during the period	(60,940)
Balance as of June 30, 2022	348,416

Commitments	June 30, 2022
Current Portion of Lease Liabilities	119,722
Long Term Lease Liabiliites	228,694
348,416

Commitments	June 30, 2022
2022	55,864
2023	232,232
2024	60,320
348,416

21

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

12. INTANGIBLE ASSETS

	Technology	Customer relationships	Brand	Total
Balance as of September 30, 2021	-	-	-	-
Additions during the period	31,168,000	40,226,000	9,236,000	80,630,000
Depreciation during the period	(767,065)	(1,432,707)	(250,018)	(2,449,790)
Balance as of June 30, 2022	30,400,935	38,793,293	8,985,982	78,180,210

As of June 30, 2022
Cost	31,168,000	40,226,000	9,236,000	80,630,000
Accumulated depreciation	(767,065)	(1,432,707)	(250,018)	(2,449,790)
Net book value	30,400,935	38,793,293	8,985,982	78,180,210

The intangible assets were acquired on March 25, 2022, pursuant to the Business Combination (Note 4).

13. LOAN RECEIVABLE

On April 26, 2022, the Company made a loan in the amount of $600,000 to an unrelated party. The loan accrues 6% interest per annum until the outstanding balance of the loan is fully paid within 12 months of the closing date.

14. INVESTMENTS

On October 19, 2021, the Company made a strategic investment of $617,850 in FTX Trading Limited, a leading global cryptocurrency exchange, in the form of a private placement.

On November 24, 2021, the Company invested $253,540 (US$200,000) in Coral Capital Holdings LLC’s venture fund, which focused on Decentralized Finance, blockchain gaming, and digital asset infrastructure.

On December 20, 2021, Bitbuy invested $49,500 in Metaverse Group Limited, a leading vertically integrated real estate company focused on the metaverse economy.

On March 1, 2022, WonderFi subscribed for a convertible note in the amount of $1,100,000 with Coinberry Ltd. (“Coinberry”) bearing an interest rate of 4% per annum. This loan was converted to the Coinberry’s common shares on May 1, 2022.

On June 3, 2022, WonderFi entered into a subscription agreement for common shares in the amount of $1,500,000 with Coinberry.

22

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Company records its private company investments as financial assets at fair value through profit and loss. No unrealized gain or loss was recognized during the three and nine months ended June 30, 2022, and 2021.

15. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principals meaning their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation, and any salaries paid to these individuals.

During the three and nine months ended June 30, 2022, and 2021, related party transactions were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Share-based payments (1)	2,973,890	33,526	5,598,599	303,526
Salaries and benefits (2)	279,587	-	1,094,507	-
Professional fees (3)	-	10,000	73,849	10,000
	3,253,477	43,526	6,766,955	313,526

(1)	The Company issued options and RSUs (Note 16 – (xx)(xxi)(xii)) to directors and key management personnel of the Company and recorded the share-based payments related to such issuances based on the vesting schedules.

(2)	Salaries and benefits paid to key management personnel during the nine months ended June 30, 2022.

(3)	Avisar Everyday Solutions (“Avisar”) was related to the Company through a key management personal until February 21, 2022. Expense incurred for professional fees for the nine months ended was $73,849. As of June 30, 2022, all related party payable owed to Avisar was paid in full.

16. TRADE AND OTHER PAYABLES

The Company has trade and other payables as follows:

	June 30, 2022	September 30, 2021
Liquidity provider loan, on demand, non-interest bearing	3,975,260	-
Other accounts payables and accrued liabilities	4,946,860	470,010
	8,922,120	470,010

23

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

17. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

	Number of shares	Amount ($)
Balance as of September 30, 2021	60,910,825	28,619,942
Exercise of options and warrants (xx) (xxi)	1,138,052	1,677,954
Conversation of restricted shares units (xxii)	219,166	211,757
Issuance of common shares through private placements (xiv) (xv)	32,308,463	45,437,680
Issuance of common shares for business combination (xvii)	68,349,317	100,473,496
Issuance of common shares for services (xvi) (xviii) (xix)	4,757,321	7,333,337
Cancellation of shares (xxiii)	(4,008,300)	(5,147,641)
Balance as of June 30, 2022	163,674,844	178,606,525

Balance as of January 30, 2021 (Incorporation date)	-	-
Issuance of common shares through private placements (i) (ii) (iii) (v) (vi) (vii) (ix) (xi)	58,631,704	26,703,474
Issuance of common shares for services (iv)	461,537	115,384
Shares issued for debt (viii)	85,714	90,000
Shares of Austpro post consolidation of RTO (x)	1,700,206	1,700,206
Exercise of options and warrants (xii)	14,164	6,503
Conversation of restricted shares units (xiii)	17,500	4,375
Balance as of September 30, 2021	60,910,825	28,619,942

(i)	On January 30, 2021, the Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized share-based payments of $0.018 per share for an aggregate total of $300,000.

(ii)	On February 16, 2021, the Company completed a private placement with the issuance of 1,538,461 common shares of the Company at a price of $0.13 per share for total proceeds of $200,000.

(iii)	On March 5, 2021, the Company completed a private placement with the issuance of 7,460,000 common shares at a price of $0.25 per share for total proceeds of $1,865,000.

(iv)	On March 5, 2021, the Company issued 461,537 common shares to certain advisors to settle consulting fees of $115,384.

(v)	On April 14, 2021, the Company completed a private placement and issued 2,600,000 common shares for gross proceeds of $650,000.

24

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(vi)	On May 21, 2021, the Company completed a private placement and issued 9,000,000 common shares for gross proceeds of $2,250,000.

(vii)	On June 30, 2021, the Company completed a private placement and issued 5,318,243 common shares for gross proceeds of $5,584,155.

(viii)	On July 2, 2021, the Company issued 85,714 common shares to a service provider as a settlement for a promissory note valued at $90,000.

(ix)	Concurrent to completion of the Transaction (Note 1) on August 30, 2021, 17,715,000 common shares of the Company were issued for gross proceeds of $17,715,000. As part of the private placement the Company issued 960,575 agents warrants to certain agents. The fair value of the agents’ warrants has been measured using the Black-Scholes option pricing model at $737,818 and has been recorded as share issuance costs. The following assumptions were used in the calculation of agents’ warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$1.00
Exercise price	$1.00
Expected volatility (based on comparable publicly listed entities)	168%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	0.32%

(x)	On August 30, 2021, the Company completed the Reverse Takeover Transaction (Note 1), and as part of the closing of the Transaction, Austpro consolidated its issued and outstanding shares to 1,700,206 common shares of the Company and changed its name to WonderFi on August 25, 2021. WonderFi issued 59,188,675 common shares of the Company to the shareholders of Defi on a 1:1 basis on August 30, 2021.

(xi)	The Company incurred cash-based share issuance costs of $1,359,261 regarding the private placements during the period from January 30, 2021 to September 30, 2021.

(xii)	A total of 14,164 stock options were exercised for 14,164 common shares of the Company for cash proceeds of $3,542 during the period from January 30, 2021, to September 30, 2021.

(xiii)	A total of 17,500 common shares of the Company were issued to an employee of the Company as per the RSUs granted during the period from January 30, 2021, to September 30, 2021 at the fair value of $4,375.

25

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(xiv)	On October 26, 2021, the Company completed a private placement with issuance of 13,520,001 units ("Units") at a price of $1.95 for aggregate gross proceeds to the Company of $26,364,002. Each Unit consists of one common share of the Company (and one-half of one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one Common Share of the Company at an exercise price of $2.55 for a period of 36 months from the issuance date. In the event of an additional rights offering, the exercise price and number of shares that such Warrants may be convertible to, may be adjusted. The adjustment results in variability in both the conversion price and the number of shares to be issued, and as such, the Warrants breach the fixed-for-fixed requirement and are classified as a derivative liability measured through FVTPL. This warrant liability is remeasured at each reporting period, by updating inputs within the Binomial Model based on the facts and circumstances at each reporting period. Any resulting gain or loss is recorded in the consolidated statements of loss and comprehensive loss. The fair value of the warrants has been measured at $878,800, with the following (non-exhaustive) list of assumptions:

Weighted average assumptions
Share price at grant date	$2.50
Exercise price	$2.55
Expected volatility (based on comparable publicly listed entities)	150%
Expected life	3 years
Expected dividends	Nil
Risk-free interest rate	0.94%
Upward ceiling price	$4.00

The Company incurred cash-based share issuance costs of $2,206,348 regarding the private placement, $450,824 was recorded to the statement of loss and comprehensive loss. As part of the private placement, the Company also issued 910,503 broker warrants to certain agents. Each broker warrant is exercisable to acquire one common share and one-half of one common share purchase warrant of the Company at an exercise price of $2.55 for a period of 36 months from the issuance date. The fair value of the broker warrants has been measured using the Black-Scholes option pricing model at $2,923,540 and has been recorded as share issuance costs, $667,167 was recorded to the statement of loss and comprehensive loss. The following assumptions were used in the calculation of broker warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date	$1.95
Exercise price	$1.95
Expected volatility (based on comparable publicly listed entities)	151%
Expected life	3 years
Expected dividends	Nil
Risk-free interest rate	0.94%

(xv)	On February 4, 2022, the Company completed a private placement with the issuance of 18,750,000 Units at a price of $2.40 per unit for aggregate gross proceeds to the Company of $45,000,000. Each Unit consists of one common share of the Company and one-half Warrant of the Company. Overallotment Warrants of 808,333 were also issued. Each Warrant is exercisable to acquire one Common Share of the company at an exercise price of $3.10 until February 4, 2024.

26

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

In the event of an additional rights offering, the exercise price and number of shares that such Warrants may be convertible to, may be adjusted. The adjustment results in variability in both the conversion price and the number of shares to be issued, and as such, the Warrants breach the fixed-for-fixed requirement and are classified as a derivative liability measured through FVTPL. This warrant liability is remeasured at each reporting period, by updating inputs within the Binomial Model based on the facts and circumstances at each reporting period. Any resulting gain or loss is recorded in the consolidated statements of loss and comprehensive loss. The fair value of the warrants and overallotment warrants has been measured at $1,629,333, with the following (non-exhaustive) list of assumptions:

Weighted average assumptions
Share price at grant date	$1.86
Exercise price	$3.10
Expected volatility (based on comparable publicly listed entities)	150%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	1.31%

The Company incurred cash-based share issuance costs of $3,378,527 with respect to the private placement, $781,512 was recorded to the statement of loss and comprehensive loss. As part of the private placement, the Company also issued 1,151,042 broker warrants and 26,271 overallotment broker warrants to certain agents. Each broker warrant is exercisable to acquire one common share and one-half Warrant of the Company at an exercise price of $3.10 until February 4, 2024. The fair value of the broker warrants and overallotment broker warrants has been measured using the Black-Scholes option pricing model at $1,488,871 and $25,622 respectively and has been recorded as share issuance costs, $406,382 in total has been recorded the statement of loss and comprehensive loss. The following assumptions were used in the calculation of broker warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date	$1.86
Exercise price	$3.10
Expected volatility (based on comparable publicly listed entities)	165%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	1.45%

The following assumptions were used in the calculation of overallotment broker warrants as per Black-Scholes option pricing model:

Weighted average assumptions
Share price at grant date	$1.48
Exercise price	$3.10
Expected volatility (based on comparable publicly listed entities)	164%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	1.46%

27

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

(xvi)	On February 7, 2022, the Company issued 1,000,000 common shares to advisors as consulting fees totaling $1,780,000.

(xvii)	On March 25, 2022, WonderFi issued 68,349,317 common shares of the Company to the shareholders of FLC on a 2.3528:1 basis with respect to the Business Combination (Note 4). The Company also issued 1,650,683 common shares in broker fees totaling $2,426,504.

(xviii)	On March 25, 2022, the Company issued 1,000,000 common shares to advisors as consulting fees totaling $1,230,000.

(xix)	The company issued 921,453 and 185,185 common shares on April 8, 2022 and June 30, 2022 for $1,796,833 finder’s fee of FLC acquisition and $100,000 listing sponsorship service respectively.

(xx)	A total of 596,375 stock options were exercised for 596,375 common shares of the Company for cash proceeds of $295,674 during the nine months ended June 30, 2022.

(xxi)	A total of 541,677 warrants were exercised for 541,677 common shares of the Company for cash proceeds of $541,677 during the nine months ended June 30, 2022.

(xxii)	A total of 219,166 common shares of the Company were issued to the employees, and directors of the Company upon vesting of the RSUs at the fair value of $211,757.

Normal Course Issuer Bid

(xxiii)	On February 17, 2022, the Company announced its intent to commence a Normal Course Issuer Bid (“NCIB”). As at June 30, 2022, the Company repurchased 4,008,300 of its common shares on the open market through its broker at an average purchase price of $1.28 per share. Of these common shares, 607,900 were cancelled on February 28, 2022, and 3,400,400 were cancelled on March 31 ,2022.

Options

The Company issued stock options to key management personnel and Directors to purchase shares in the Company.

The Company has established a Stock Option Plan under which, the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants of the Company. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company. Under the Stock Option Plan, the exercise price of an option cannot be lower than the closing price on the TSX on the trading date preceding the date of grant. Each stock option and all rights thereunder shall be expressed to expire on the date as set out in the option agreement or the maximum term of 10 years, whatever comes earlier.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The weighted average inputs used in the measurement of the fair values at grant date of the stock options are as follows:

Weighted average assumptions
Share price at date of grant	$1.75
Exercise Price	$1.64
Volatility	150%
Expected Life	4.44
Dividends	Nil
Risk free Rate	1.87%

A summary of the Company stock options as at and during the nine months ended June 30, 2022, is as follows:

	Number of options	Weighted Average exercise price	Weighted Average Life
Balance as of September 30, 2021	2,159,720	0.61	4.68
Granted	7,539,739	1.64
Exercised	(596,375)	0.50
Expired / cancelled / forfeited	(1,078,381)	0.91
Balance as of June 30, 2022	8,024,703	1.54	4.68
Vested as of June 30, 2022	1,337,369	1.37	3.74

Balance as of January 30, 2021	-	-	-
Granted	2,460,000	0.56
Exercised	(14,164)	0.25
Expired / cancelled / forfeited	(286,116)	0.25
Balance as of September 30, 2021	2,159,720	0.61	4.68

The Company recorded a total of $1,858,797 and $4,318,923 respectively as share-based payments during the three and nine months ended June 30, 2022 ($103,235 and $498,763 for three and nine months ended June 30, 2021), based on the graded vesting schedule of such stock options.

Restricted Share Units

The Board of Directors may, from time to time, award RSUs to directors, officers, and employees. Under the incentive plan the maximum number of shares the Company is entitled to issue from treasury for payments in respect of awards of stock options and RSUs cumulatively should not exceed 10% of the total number of shares issued and outstanding. Upon vesting, the awardees of the RSUs will receive one common share of the Company for each RSU held. These RSUs include service conditions only.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The vesting of RSUs is based on the following service condition schedule:

Number of RSUs Granted	Fair Value per RSUs ($)	First Vesting Date	Vesting Criteria
280,000	0.25	23-Sep-21	6.25% every 3 months
1,450,000	1.05	29-Oct-21	10% every 3 months
100,000	2.39	19-Jan-22	8.33% every 3 months
50,000	1.31	21-Feb-22	100% on grant date
460,000	2.39	16-Apr-22	8.33% every 3 months
300,000	1.96	7-May-22	8.33% every 3 months
20,000	0.59	17-May-22	100% on grant date
660,000	1.31	21-May-22	8.33% every 3 months
1,110,000	0.59	17-Aug-22	8.33% every 3 months

A summary of the Company’s RSUs as at and during the nine months ended June 30, 2022, is as follows:

Number of RSUs
Balance as of September 30, 2021	1,712,500
Granted	2,700,000
Vested and Issued	(219,166)
Balance as of June 30, 2022	4,193,334

Balance as of January 30, 2021	-
Granted	1,730,000
Vested and Issued	(17,500)
Balance as of September 30, 2021	1,712,500

The Company recorded a total of $401,008 and $433,716 respectively as share-based payments based on the graded vesting schedule of the granted RSUs during the three and nine months ended June 30, 2022 (three and nine months ended June 30, 2021 - $nil).

Warrants

A summary of the Company’s warrants as at and during the nine months ended June 30, 2022, is as follows:

Number of Warrants
Balance as of September 30, 2021	960,575
Granted	21,596,150
Exercised	(541,677)
Expired / cancelled / forfeited	-
Balance as of June 30, 2022	22,015,048

Balance as of January 30, 2021	-
Granted	960,575
Exercised	-
Expired / cancelled / forfeited	-
Balance as of September 30, 2021	960,575

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Company recorded a total of $nil and $4,438,033 as share issuance costs for the warrants granted during the three and nine months ended June 30, 2022, respectively (three and nine months ended June 30, 2021 - $nil and $129,481).

Escrow Shares

The Company established a Pooling Agreement, upon which the shares of the Company are held in an escrowed schedule and are not allowed to be traded until they are released as per the escrow schedules.

Pooled shares that were originally issued at $0.002 per share and have not been transferred for a value of $0.25 or greater shall be released as follows:

Release Date	Percentage to be released
August 30, 2021	25%
February 28,2022	25%
August 30, 2022	25%
February 28, 2023	25%

Pooled shares that were originally issued at $0.13 per share shall be released as follows:

Release Date	Percentage to be released
August 30, 2021	25%
December 30, 2021	25%
April 30, 2022	25%
August 30, 2022	25%

Pooled shares for the Business Combination (Note 4) shall be released as follows:

Number of Pool Shares	First Release Date	Release Policy
42,947,658	March 25, 2022	8.33% every month
23,465,727	July 25, 2022	25% every 4 months
1,935,928	March 25, 2023	100%

As at June 30, 2022, a total of 57,161,629 (September 30, 2021 – 12,403,846) shares remain in escrow as part of the pooling agreement.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

18. ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Nine months ended June 30,
	2022	2021	2022	2021
Changes in working capital items
Trade and other receivables	(885,950)	(16,553)	(1,137,882)	(17,597)
Prepaids	24	(232,401)	515,653	(232,401)
Trade and other payables	(1,379,841)	637,803	(1,651,103)	672,659
Digital Asset inventory	(739,679)	-	(735,299)	-
Income tax receivable	(141,453)	-	(141,453)	-
	(3,146,899)	388,849	(3,150,084)	422,661

19. SEGMENT INFORMATION

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments. The chief operating decision-maker has been identified as the Chief Executive Officer. The company has two operating and reportable segments: Decentralized Finance (“WonderFi”) and Centralized Finance (“Bitbuy”).

	Three months ended June 30, 2022
	WonderFi	Bitbuy	Total
Revenues	-	2,896,275	2,896,275

Salaries and wages	860,713	1,975,183	2,835,896
Professional fees and consulting	765,426	756,038	1,521,464
Share-based payments	2,259,805	-	2,259,805
Marketing	405,277	1,129,752	1,535,029
Bank and transaction fees	29,195	608,167	637,362
Other general and administrative expenses	1,419,324	3,905,793	5,325,117
Segment loss	(5,739,740)	(5,478,658)	(11,218,398)

	Three months ended June 30, 2021
	WonderFi	Bitbuy	Total
Revenues	-	-	-

Salaries and wages	95,267	-	95,267
Professional fees and consulting	420,205	-	420,205
Share-based payments	103,235	-	103,235
Marketing	607	-	607
Bank and transaction fees	-	-	-
Other general and administrative expenses	373,121	-	373,121
Segment loss	(992,435)	-	(992,435)

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

	Nine months ended June 30, 2022
	WonderFi	Bitbuy	Total
Revenues	-	3,150,254	3,150,254

Salaries and wages	2,474,970	2,162,837	4,637,807
Professional fees and consulting	12,574,367	906,952	13,481,319
Share-based payments	4,752,639	-	4,752,639
Marketing	3,240,808	1,206,385	4,447,193
Bank and transaction fees	76,840	704,536	781,376
Other general and administrative expenses	(2,788,588)	3,822,041	1,033,453
Segment loss	(20,331,036)	(5,652,497)	(25,983,533)

	Nine months ended June 30, 2021
	WonderFi	Bitbuy	Total
Revenues	-	-	-

Salaries and wages	95,267	-	95,267
Professional fees and consulting	445,701	-	445,701
Share-based payments	498,763	-	498,763
Marketing	2,460	-	2,460
Bank and transaction fees	-	-	-
Other general and administrative expenses	394,348	-	394,348
Segment loss	(1,436,539)	-	(1,436,539)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value measurements

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of June 30, 2022, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital Assets and warrant liabilities are measured using Level 2 fair values, and other investments are measured using Level 3 inputs. There was no movement of financial instruments between levels during the period.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies, and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate offices are based in Canada and current exposure to exchange rate fluctuations is minimal. As at June 30, 2022, the Company was exposed to currency risk through the cash held that is denominated in US dollars.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. The Company uses the services of Fireblocks and Aquanow for its Digital Assets. Fireblocks and Aquanow are considered one of the largest global custodians for Digital Assets. The Company does not self-custody its Digital Assets. In addition, the Company is subject to credit risk in relation to the balances of its investments. To minimize the credit risk on the investments, the Company regularly monitors its investments.

Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in Digital Assets.

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Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

Counterparty Risk

Counterparty risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including those associated with long-term deposits and equipment prepayments. The Company is exposed to counterparty risk primarily through its significant deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

Digital currencies risk

Digital Asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. A decline in the market prices for Digital Assets could negatively impact the Company’s future operations. The Company holds Digital Assets on Fireblocks and Aquanow with a total value of $ $3,984,147 (September 30, 2021 - $4,110,325). At June 30, 2022, had the market price of the Company’s holdings of Digital Assets changed by 10% with all other variables being constant, the corresponding Digital Asset value change would amount to approximately $398,415.

Some fiat and Digital Assets of Bitbuy are held on account with various third-party Digital Asset trading platforms.  These deposits are held on account to allow for successful completion of user purchases and sales of Digital Assets.  These Digital Assets are transferred to Bitbuy’s digital custodian accounts and fiat funds are transferred to financial institutions on an ongoing basis.

35

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in Canadian dollars) (Unaudited)

21. LOSS PER SHARE

No diluted loss per share has been calculated for the three and nine months ended June 30, 2022 and 2021, given the Company’s loss position, as the effect would be antidilutive. Basic loss per share is calculated by dividing the net loss by the weighted average number of shares.

The Basic and fully diluted loss per share for the three and nine months ended 2022 and 2021 are as follows:

	Three months ended June 30,
	2022			2021
	Net loss	weighted average # of shares	Loss per share	Net loss	weighted average # of shares	Loss per share
Basic and fully diluted loss per share	(11,332,858)	163,333,067	(0.07)	(1,021,075)	30,616,774	(0.03)

	Nine months ended June 30,
	2022			2021
	Net loss	weighted average # of shares	Loss per share	Net loss	weighted average # of shares	Loss per share
Basic and fully diluted loss per share	(26,097,993)	106,747,873	(0.24)	(1,436,539)	26,213,512	(0.05)

22. SUBSEQUENT EVENTS

On July 4, 2022, WonderFi closed its previously announced acquisition of Coinberry Limited, one of Canada's leading crypto asset trading platforms registered with the Canadian Securities Administrators and Canada's first pure-play licensed crypto broker. Under the terms of the Acquisition, the Company acquired all the issued and outstanding shares of Coinberry. The consideration paid consisted of an aggregate of 28,925,645 newly issued common shares of WonderFi, the majority of which were subject to certain lock-up requirements.

23. COMPARATIVE FIGURES

These interim financial statements have been re-classified, where applicable, to conform to the presentation format used in the current year. These changes have had no impact on prior year earnings.

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